Exhibit 99.93

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of the 18t’ day of July, 2022 (the “Effective Date”), is entered into between Cavalier County Job Development Authority, a job development authority pursuant to N,D.C.C. Chapt. 11-11.1 (“Seller”), having an address at 9013’’ Street, Ste. 5, Langdon, ND 58249, and Bitzero ND I, LLC, a North Dakota limited liability company (“Purchaser”), having an address at 2416 Main Street, Ste. 398, Vancouver, BC V5T 3E2.

RECITALS

WHEREAS, Seller is the owner of the Property (as hereinafter defined);

WHEREAS, The primary responsibility of the Seller is not only to create jobs and increase incomes by the process of economic development but to create a climate conducive for development within the whole county. Economic development includes the enhancement of human capital, developing community infrastructure and promoting business development. Seller’s work is guided by the Cavalier County Strategic Plan, which includes the redevelopment of the former Stanley R. Mickelsen SAFEGUARD Anti-ballistic Complex (SRMSC), located on the Property, leading to job creation and business opportunities. Purchaser’s plan to develop infrastructure and establish a data center in the former Missile Site Control Building will result in a significant economic impact for not only Cavalier County but the region and the State of North Dakota. In addition, the Bitzero plan to incorporate the history of SRMSC in a manner that will honor the original mission of the complex;

WHEREAS, Purchaser is an ESG focussed Zero Carbon Displacement data center developer. Zero Carbon Displacement guidelines require Purchaser to develop energy delivery solutions to their data centers from trapped energy or from proprietary generation. Purchaser focusses in the early stages of site development on locally usable heat capture from data processing activities. In executing on the delivery of heat capture driven activity, typically agriculture is an integral part of Purchaser’s site development once sites are cash flow positive. It is Purchaser’s plan to develop infrastructure and establish a data center in the former Missile Site Control Building located on the Property that will likely lead to the other corollary and associated activities. Purchaser’s aspiration is to augment service offering from the data center as broadly as commercially viable to include advancing into cloud and analytics services over time; and

WHEREAS, subject to the ternis and conditions hereof, Seller desires to sell to Purchaser the Property and Purchaser desires to purchase the Property from Seller.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CONVEYANCE OF THE PROPERTY

Section 1.01 Subject of Conveyance. Seller agrees to sell and convey to Purchaser and Purchaser agrees to purchase from Seller, upon the terms and conditions hereinafter set forth, all right, title, and interest of Seller in and to the following (collectively referred to herein as the “Property”):

(a)        Ail that certain lot, piece, or parcel of land located on 81’ Street, Nekoma, County of Cavalier, and State of North Dakota, as more particularly bounded and described in Exhibit A attached hereto and hereby made a part hereof (the “Land”);

(b)        Ali buildings and improvements located on the Land and all of Seller’s right, title, and interest in and to any and all fixtures attached thereto (collectively, the “Improvements”);

(c)        All rights appurtenant to the Land, if any, including without limitation, any strips and gores abutting the Land, and any land lying in the bed of any street, road, or avenue in front of, or adjoining the Land, to the center line thereof;

(d)        Any permit, entitlement, governmental approval, certificate of occupancy, license, or other foret of authorization or approval issued by a governrnent agency or authority and legally required for the construction, ownership, operation, and use of the Property to the extent transferable with the sale of the Property (collectively, the “Assumed Permits and Lieenses”)

(e)        Any written warranty, guaranty, or other obligation from any contractor, manufacturer, or vendor to any improvements, furnishings, fixture, or equipment located at the Property, to the extent assignable in connection with the sale of the Property (“Assumed Warranties and Guaranties”)

(f)         All other rights, privileges, easements, licenses, appurtenances, and hereditaments relating to the Property;

(g)        Copies of all plans, surveys, specifications, drawings, architectural and engineering drawings, and other information relating to the construction and history of the Property in possession of or available to Seller (collectively, the “Plans and Surveys”);

Section 1.02 Excluded Personal Property. Notwithstanding the foregoing, the sale of the Property contemplated by this Agreement shall not include the personal property listed in Exhibit B attached hereto and made a part hereof (the “Excluded Personal Property”), which Excluded Personal Property is expressly excluded from such conveyance.

ARTICLE H

PURCHASE PRICE

Section 2.01 Purchase Price and Deposit. The purchase price to be paid by Purchaser to Seller for the Property is Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) (the “Purchase Price”). The Purchase Price shall be payable as follows:

(a)          Simultaneously with the execution and delivery of this Agreement by Purchaser, the sum of Fifty Thousand and 00/100 Dollars ($50,000.00) (the “Deposit”) by Purchaser’s certified check or official bank check, subject to collection, made payable to Seller. The receipt of the Deposit is hereby acknowledged. The Deposit shall be non-refundable and immediately available to Seller.

(b) The balance of the Purchase Price in the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00) shall be paid to the trust account of R. Scott Stewart P.C. (the “Escrow Agent”) within 5 business days of the Effective Date to be held in escrow until the Closing Date at which time the balance of the Purchase Price shall be released to Seller.

ARTICLE III

DUE DILIGENCE INVESTIGATION

Section 3.01 Due Diligence Materials. Within five (5) business days alter the Effective Date (the “Due Diligence Delivery Date”), Seller shall, if not already made available to Purchaser, deliver, cause to be delivered, or make available, copies of the following documents and materials pertaining to the Property to the extent within Seller’s possession or control: title commitment/policy, Seller’s Survey, site plans and specifications, architectural plans, inspections, environmental/hazardous material reports, soifs reports, governmental permits/approvals, zoning information, tax information and utility letters, copies of service contracts, certificate(s) of occupancy, warranties and guaranties, commission agreements, and copies of all correspondence related to the Leases, other similar materials relating to the physical and enviromnental condition of the Property, and any other documents relating to the Property reasonably requested by Purchaser (collectively, the “Due Diligence Materials”). The Due Diligence Delivery Date shall be extended by one day for each day Seller delays in making the Due Diligence Materials available to Purchaser.

Section 3.02 Due Diligence Period. Purchaser shall have a period, cormnencing on the Effective Date through the date which is sixty (60) days alter the Due Diligence Delivery Date (the “Due Diligence Period”), to conduct or cause to be conducted any and all tests, studies, surveys, inspections, reviews, assessments, or evaluations of the Property, including without limitation engineering, topographie, soifs, zoning, wetlands, and environmental inspections (including Phase I and/or Phase II environmental site assessments to be performed by an environmental consultant selected and paid by Purchaser) (the “Inspections”), as Purchaser deems necessary, desirable, or appropriate in its sole and absolute discretion, and analysis of the Due Diligence Materials. Purchaser shah have the unconditional right to terminate this Agreement upon written notice to Seller delivered at any time up the last day of the Due Diligence Period if in Purchaser’s sole discretion it determines the existence of any environmental contamination that Seller elects not to remediate prior to Closing or if there are any laws, regulations or restrictions prohibiting the Purchaser from acquiring the Property or using the Property as Purchaser intends (especially as it relates to the Property’s former status as a military establishment). If Purchaser does not timely notify Seller of its election to terminate this Agreement prior to the last day of the Due Diligence Period, Purchaser shah be deemed to have elected to proceed to Closing, subject to the terms and conditions of this Agreement. If Purchaser elects to terminate this Agreement, this Agreement shah terminate, and the parties shah have no further liability hereunder (except with respect to those obligations hereunder which expressly survive the termination of this Agreement). The Buyer shall have the option to extend the Due Diligence Period thirty (30) days by paying to the Seller Twenty-five Thousand and 00/100 Dollars ($25,000.00) from the fonds held by the Escrow Agent which shah be considered an additional, non-refundable deposit. Notwithstanding anything to the contrary contained in this Agreement, amendments to this Agreement to extend the Due Diligence Period may be agreed upon in writing or email by each party or each party’s respective attorney and notices to terminate this Agreement prior to the expiration of the Due Diligence Peri.od may be given, by Purchaser as provided in this Agreement or by Purchaser or Purchaser’s attorney by fax or by email to Seller and/or Seller’s attorney.

Section 3.03 Purchaser’s Access. At any time prior to the Closing (including during the Due Diligence Period), and at all times, subject to Section 3,04, Purchaser and its agents, employees, consultants, inspectors, appraisers, engineers, and contractors (collectively, “Purchaser’s Representatives”) shah have the right to enter upon and pass through the Property during normal business hours to examine and inspect the same, as well as conduct reasonable tests, studies, investigations, and surveys to assess utility availability, soil conditions, environmental conditions, physical condition, and the like of the Property.

Section 3.04 Purchaser’s Right to Inspect.

(a)          In conducting the Inspections or otherwise accessing the Property, Purchaser shah at all times comply with all laws and regulations of all applicable governmental authorities and maintain insurance in customary amounts and types including Seller as a loss payee or additional insured if possible, and provide evidence of same to Seller upon Seller’s request. In connection with such Inspections, neither Purchaser nor any of Purchaser’s Representatives shall unreasonably interfere with or permit unreasonable interference with any person occupying or providing service at the Property.

(b)          Purchaser shall schedule and coordinate ail Inspections or other access thereto with Seller and shall give Seller at least one (1) Business Day’s prior notice thereof. Seller shah be entitled to have a representative present at ail times during each such inspection or other access. Seller shah allow the Purchaser’s Representatives unlimited access to the Property and to other information pertaining thereto in the possession or within the control of Seller for the purpose of the Inspections.

Section 3.05 Purchaser’s Right to Make Improvements. During the Due Dilligence Period, Seller may begin clean-up of the Property, conduct surveying, engineering, and preliminary design and site-plan work, installation of utilities, communication lins, and other site preparation work. In the event that the Purchaser elects .to terminate this Agreement, any improvements made to the Property shall be surrendered and become property of the Seller.

Section 3.06 Seller Indemnification. Purchaser agrees to indemnify and hold Seller harmless from and against any and all losses, costs, damages, liens, daims, liabilities, or expenses (including, but not limited to, Seller’s reasonable attorneys’ fees, court costs, and disbursements but excluding consequential and indirect damages) incurred by Seller arising from or by reason of Purchaser’s and/or Purchaser’s Representatives’ access to, or Inspections of, the Property, except to the extent such losses, costs, damages, liens, daims, liabilities, or expenses are caused by or resulting from: (a) any acts or omissions of Seller; (b) Seller’s negligence; andior (c) any pre-existing, dangerous, illegal, or defective condition at the Property, not otherwise disclosed to Buyer. The provisions of this Section 3.06 shah survive the Closing or earlier termination of this Agreement.

ARTICLE IV
CLOSING

Section 4.01 Closing Date. The closing of the transaction contemplated by this Agreement (the “Closing”) shah take place five business days following the expiration of the Due Dilligence Period (the “Closing Date”) at the offices of R. Scott Stewart, PC located at 306 9th Ave, Langdon, ND 58249, or earlier at Purchaser’s request, with notice to Seller’s attorney at least three (3) Business Days.

Section 4.02 Seller’s Closing Deliverables. At Closing, Seller shah deliver or cause to be delivered to Purchaser, the following executed, certified, and acknowledged by Seller, as appropriate:

(a)          One (1) original Warranty Deed (the “Deed”) in substantially the form attached hereto as Exhibit C, duly executed with the appropriate acknowledgment form and otherwise in proper foret for recording so as to convey title to the Property to Purchaser as required by this Agreement.

(b)          A bill of sale (the “Bill of Sale”) in substantially the form attached hereto as Exhibit D, executed by Seller, conveying to Purchaser good and marketable title to the Personal Property as described in the Bill of Sale, free and clear of ail encumbrances and adverse daims.

(c)          A certification that Seller is not a “foreign persan” as such term is defined in Section 1445 of the Internai Revenue Code, as amended and the regulations thereunder (collectively, the “Code”), which certification shah be signed under penalty of perjury.

(d)          An original seller’s affidavit in a form reasonably acceptable to the Title Insurance Company.

(e)          A resolution of the board of Seller authorizing the transaction contemplated hereby and the execution and delivery of the documents required to be executed and delivered hereunder.

(f)           A written certificate stating that ail representations and warranties contained in Section 6.01 remain, as of the Closing Date, truc, correct, and complete in ail material respects as when first made hereunder (the “Bring Down Certificate”).

(g)          A counterpart of a closing statement jointly prepared by Seller and Purchaser reflecting the closing costs and adjustments and the balance of the Purchase Price due Seller.

(h)          All keys, key cards, and access codes to any portion of the Property.

(i)           An original assignment and assumption of contracts, warranties, permits, and licenses in substantially the farm attached hereto as Exhibit E, executed by Seller and assigning to Purchaser ail of Sellees right, title, and interest in the Assumed Permits and Licenses, and Assumed Warranties and Guaranties.

(j)           Originals or, if originals are not in the possession or control of Seller, copies of Plans and Surveys, to the extent same are in Seller% possession or under Seller% control

(k)          Ail other documents necessary or otherwise required by Title Insurance Company to consummate the transaction contemplated by this Agreement.

Section 4.03 Purchaser’s Closing Deliverables. On the Closing Date, Purchaser shall deliver or cause to be delivered to Seller, the following, executed, certified, and acknowledged by Purchaser, as appropriate:

(a)          The balance of the Purchase Price as set forth in Section 2.01(b).

(b)          Purchaser shall execute and deliver to Seller a first right of refusai in such form and substance as attached hereto as Exhibit F.

(c)          Purchaser shall execute and deliver to Seller an Option to Purchase in such form and substance as attached hereto as Exhibit G.

(d)          Purchaser shall, where applicable, join with Seller in the execution and delivery of the closing documents and instruments required under Section 4.03 of this Agreement.

(e)          A resolution of the board of Purchaser authorizing the transaction contemplated hereby and the execution and delivery of the documents required to be executed and delivered hereunder.

(f)          All other documents reasonably necessary or otherwise required by the Escrow Agent or the Title Insurance Company to consummate the transactions contemplated by this Agreement.

Section 4.04 Closing Costs.

(a)          Seller and Purchaser shall each pay the fees and expenses of its own counsel in convection with the preparation and negotiation of this Agreement. The Deed and other agreements and instruments related to the transaction contemplated by this Agreement and such legal costs shall not be part of the closing costs; provided, however, that if any legal action is instituted under this Agreement, the prevailing party in such action shall be entitled to seek recovery from the other party costs related to such legal action, including reasonable attorneys’ fees and costs in ail trial, appellate, post-judgment, and bankruptcy pro ceedings.

(b)          Seller shall pay:

(i)           Any and all costs incurred by Seller in connection with the preparation, review, and negotiation of this Agreement and the transactions and the Closing contemplated by this Agreement, including any attorneys’ or consultancy fees.

(c)          Purchaser shall pay:

The costs charged by Purchaser’s Title Insurance Company, including, without limitation, costs related to the Title Commitment, any premiums, title endorsements, and affirmative insurance;

(ii)          The costs related to the Survey and any other survey or survey update;

(iii)         Closing Agent’s fees;

(iv)         Any other fees or costs related to Purchaser’s due diligence reviews; and

(v)          All costs related to the recording fees payable in connection with the recording of the Deed and Purchaser’s lendet s security instruments, if any.

Section 4.05 Apportionments. Ali real estate taxes and special assessments, if any, shah be apportioned as of 11:59 p.m. of the date immediately preceding the Closing Date calculated based on the fiscal year for which they are assessed. If the Closing shah occur before a new tax rate is fixed, the apportionment of real estate taxes shah be upon the basis of the tax rate for the preceding fiscal period applied to the latest assessed valuation.

ARTICLE V

TITLE MATTERS AND REVIEW

Section 5.01 Acceptable Title. Seller shah convey, and Purchaser shah accept, such title to the Property that any title insurance company authorized and licensed to do business in the state where the property is located (the “Title Insurance Company”) would be willing to insure at regular rates, subject to the matters set forth in this Agreement. Seller shah convey, and Purchaser shah accept, fee simple title to the Property in accordance with the terms and conditions of this Agreement, and subject only to:

(a)          The Permitted Exceptions; and

(b)          Such other matters as any Title Insurance Company shah be willing to omit as exceptions to coverage or to except with insurance against collection out of or enforcement against the Property.

Section 5.02 Permitted Exceptions. The Property shah be sold, assigned, and conveyed by Seller to Purchaser, and Purchaser shah accept and assume same, subject only to the following matters (collectively, the “Permitted Exceptions”):

(a)           Any and ail present and future zoning, building, environmental, and other laws, statutes, ordinances, codes, ruses, regulations, requirements, or executive mandates of ail govemmental authorities having jurisdiction with respect to the Property, including, without limitation, iandmark designations and ail zoning variances and special exceptions, if any, provided, however, that the same are not violated by the linprovements or prohibit or impair the Purchaser’s intended use of the Property.

(a)           Any state of facts that an accurate survey of the Property would disclose, provided saine does not render title urunarketable.

(b)           All presently existing and future liens for unpaid real estate taxes and special assessments that are not due and payable as of the Closing Date, subject to any apportionments as provided for in this Agreement.

(c)           Ail covenants, restrictions and rights of record, and all easements and agreements of record for the erection and/or maintenance of water, gas, steam, electric, telephone, sewer or other utility pipelines, poles, wires, conduits, or other like facilities, and appurtenances thereto, over, across, and under the Property, provided, however, that the same are not violated by the Improvements and prohibit or impair the Purchaser’s intended use of the Property.

(d)           Any lien or encumbrance arising out of the acts or omissions of the Purchaser.

(e)           Any exceptions disclosed on Schedule B of the Title Commitment (as hereinafter defined) which will be extinguished upon the transfer of the Property.

(f)            Any exceptions disclosed on Schedule B of the Title Commitment which are the responsibility of any tenant under the Leases to cure, correct, and remove of record.

(g)           The standard conditions and exceptions to title contained in the form of title policy or “marked-up” Title Commitment issued to Purchaser by the Title Insurance Company.

Section 5.03 Title.

(a)           Purchaser shall promptly order a commitment for title insurance from the Title Insurance Company, together with truc, legible (to the extent available), and complete copies of any tax search, departmental or municipal searches, and ail instruments giving rise to any defects or exceptions to title to the Property (collectively, the “Title Commitment”), which Title Commitment shah be delivered to counsel for both Purchaser and Seller concurrently.

(b)           Purchaser or Purchaser’s attorney shall deliver to Seller, and Seller’s attorney, in writing (the “Title Objection Notice”), any objections to the exceptions to title set forth in the Title Commitment or Purchaser’s Survey, other than the Permitted Exceptions (each a “Title Objection,” and collectively, hereinafter the “Title Objections”), within thirty (30) days alter Purchaser’s receipt of the Title Commitment and Survey (or any subsequent update thereof). If, alter giving the Title Objection Notice to Seller and Seller’s attorney, Purchaser receives any amendment or update to the Title Conunitment or to the Survey showing any title defects which Purchaser daims are not Permitted Exceptions, Purchaser shall give written notice thereof to Seller promptly alter the date Purchaser receives such evidence (unless an additional matter shown on such subsequent update first arises on the Closing Date, in which event notice of same may be given on the Closing Date and the Closing Date shall be extended day for day without need for additional action by either party). Except for those items which Seller is obligated to cure pursuant to the ternis of this Agreement, any such matter not the subject of a timely Title Objection Notice shall be deemed a Permitted Exception. Notwithstanding anything to the contrary contained herein, Purchaser shall have no need to object to any Mandatory Title Removal Item, which Mandatory Title Removal Items shall be automatically deemed Title Objections.

Section 5.04 Seller’s Inability to Convey.

(a)           Seller shall use best efforts to eliminate all Title Objections by the Closing Date, If Seller is unable to eliminate any Title Objection by the Closing Date, Seller shall provide written notice of same to Purchaser and then, unless the same is waived by Purchaser in writing, in its sole and absolute discretion, Purchaser may either: (i) terminate this Agreement by written notice to Seller and Escrow Agent delivered on or before the Closing Date, in which event Purchaser shall be entitled to a return of the remaining Purchase Price, and this Agreement shall thereupon be deerned terminated and of no further effect, and neither party hereto shall have any obligations to the other hereunder or by reason hereof, except for the provisions hereof that expressly survive termination of this Agreement; or (ii) complete the purchase (with no reduction in the Purchase Price) with such title as Seller is able to convey on the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01 Seller’s Representations and Warranties. Seller represents and warrants to Purchaser on and as of the date of this Agreement and on and as of the Closing Date, as follows:

(a)           Seller is an economic development agency duly formed, validly existing, and in good standing under the laws of the State of North Dakota and has the requisite power and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transactions contemplated hereby.

(b)           The execution, delivery, and performance of this Agreement by Seller and all agreements, instruments, and documents herein provided to be executed by Seller on the Closing Date: (i) do not violate the powers or duties of Seller, or any contract, agreement, commitment, lease, order, judgment, or decree to which Seller is a party; and (ii) have been duly authorized by the resolutions of the board of directors of Seller and the appropriate and necessary action has been taken by such board of directors on the part of Seller. The individual(s) executing this Agreement and the instruments referenced herein on behalf of Seller have the legal power, right, and actual authority to bind Seller to the ternis and conditions hereof and thereof. This Agreement is valid and binding upon Seller, subject to bankruptcy, reorganization, and other similar laws affecting the enforcement of creditors’ rights generally.

(e)           Neither the execution, delivery, or performance of this Agreement, nor the consununation of the transactions contemplated hereby is prohibited by, or requires Seller to obtain any consent, authorization, approval, or registration under any law, statute, rule, regulation, judgment, order, writ, injonction, or decree which is binding upon Seller which has not been previously obtained.

(d)           There is no litigation, arbitration, or other legal or administrative suit, action, proceeding, or investigation pending or threatened against or involving Seller or the ownership or operation of the Property, including, but not limited to, any condemnation action relating to the Property.

(e)           Seller has not entered into any service, maintenance, supply, leasing, brokerage, and listing and/or other contracts relating to the Property (along with all amendments and modifications thereof, the “Service Contracts”) which will be binding upon the Purchaser alter the Closing. Bach of the Service Contracts can and, at Purchaser’s option, will be terminated by Seller on or before the Closing Date. Seller has performed ail of its obligations under each of the Service Contracts and no fact or circumstance has occurred which, by itself or with the passage of time or the giving of notice or both, would constitute a default by any party under any of the Service Contracts. Seller has delivered to Purchaser true, correct, and complete copies of all Service Contracts.

(f)            Seller has not received notice of any material violation of any law or municipal ordinance, order, or requirement noted or issued against the Property by any govemmental authority having jurisdiction over the Property, that has not been cured, corrected, or waived as of the Effective Date.

(g)           Seller has or will deliver or make available to Purchaser complete copies of all the Due Diligence Materials to the extent in Seller’s possession or under Seller’s control with regard to the Property, and there are no other documents or information included within the definition of Due Diligence Materials that have not been provided to the Purchaser. To Seller’s knowledge, none of such Due Diligence Materials contains any untrue statement of a material fact or omits to state a fact necessary to make the statement of fact contained therein not misleading in any material respect.

(h)           Except as explained herein, Seller has not placed any, and to Seller’s knowledge, there are no Hazardous Materials installed, stored in, or otherwise existing at, on, in, or under the Property in violation of any Environmental Laws. “Hazardous Materials” means “Hazardous Material,” “Hazardous Substance,” “Pollutant or Contaminant,” and “Petroleum” and “Natural Gas Liquids,” as those terms are defined or used in CERCLA, and any other substances regulated because of their effect or potential effect on public health and the environment, including PCBs, lead paint, asbestos, urea formaldehyde, radioactive materials, putrescible materials, and infectious materials. “Environmental Laws” means, without limitation, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response Compensation and Liability Act and other federal, state, county, municipal, and other local laws governing or relating to Hazardous Materials or the environment together with their implementing regulations, ordinances, and guidelines, Seller advises Buyer of the existence of a diesel supply tunnel underfloor storage. that fias not analyzed or examined and therefore Seller makes no warranty or representation of such items. Seller acknowledges the existence of asbestos on the Property which is currently undergoing remediation. Seller warrants that all remediation will be successfully completed prior to Closing. The remediation will be inspected and certified by the Seller’s engineer and North Dakota Department of Environmental Quality.

(i)            The improvements on the Property are not within an area determined to be flood-prone under the Federal Flood Protection Act of 1973.

(j)            Except as expressly set forth in this Agreement to the contrary, Purchaser is expressly purchasing the Property in its existing condition “AS-IS, WHERE-IS, AND WITH ALL FAULTS” with respect to all facts, circumstances, conditions, and defects, and, Seller has no obligation to determine or correct any such facts, circumstances, conditions, or defects or to compensate Purchaser for same. Seller has specifically bargained for the assumption by Purchaser of all responsibility to investigate the Property, Laws and Regulations, Rights, Facts, Violations, and of all risk of adverse conditions and has structured the Purchase Price and other terms of this Agreement in consideration thereof Purchaser has undertaken all such investigations of the Property, Laws and Regulations, Rights, Facts, and Violations, as Purchaser deems necessary or appropriate under the circumstances as to the status of the Property and based upon same, Purchaser is and will be relying strictly and solely upon such inspections and examinations and the advice and counsel of its own consultants, agents, legal counsel, and officers. Purchaser is and will be fully satisfied that the Purchase Price is fair and adequate consideration for the Property and, by reason of all the foregoing, Purchaser assumes the full risk of any loss or damage (subject to Article VIII below) occasioned by any fact, circumstance, condition, or defect pertaining to the Property.

(k)           Except as expressly set forth in this Agreement to the contrary, Seller hereby disclaims all warranties of any kind or nature whatsoever (including, without limitation, warranties of habitability and fitness for particular purposes), whether expressed or implied including, without limitation warranties with respect to the Property. Except as is expressly set forth in this Agreement to the contrary, Purchaser acknowledges that it is not relying upon any representation of any kind or nature made by Seller, or Seller’s broker, or any of their respective direct or indirect members, partners, shareholders, officers, directors, employees, or agents, with respect to the Property, and that, in fact, except as expressly set forth in this Agreement te the contrary, no such representations were made. To the extent required to be operative, the disclaimers and warranties contained herein are “conspicuous” disclaimers for purposes of any applicable law, rule, regulation, or order.

(1)           Subject to the ternis and conditions of Article X, the representations and warranties of Seller set forth in this Section 6.01 shall survive the Closing and will net be affected by any investigation, verification, or approval by any party or anyone on behalf of any party to this Agreement.

Section 6.02 Purchaser’s Representations and Warranties. Purchaser represents and warrants that:

(a)           Purchaser is a Limited Liability Company duly organized, validly existing, and in good standing under the laws of the State of North Dakota and lias the requisite power and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transactions contemplated hereby.

(b)           The execution, delivery, and performance of this Agreement by Purchaser and all agreements, instruments, and documents herein provided to be executed by Purchaser on the Closing Date: (i) do not violate the Articles of Organization or Operating Agreement of Purchaser, or any contract, agreement, commitment, lease, order, judgment, or decree to which Purchaser is a party; and (ii) have been duly authorized by the resolutions of the board of directors of Purchaser and the appropriate and necessary action has been taken by such board of directors on the part of Purchaser. The individual(s) executing this Agreement and the instruments referenced herein on behalf of Purchaser have the legal power, right, and actual authority to bind Purchaser to the ternis and conditions hereof and thereof. This Agreement is valid and binding upon Purchaser, subject to bankruptcy, reorganization, and other similar laws affecting the enforcement of creditors’ rights generally.

(c)           Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereby is prohibited by, or requires Purchaser to obtain any consent, authorization, approval, or registration under any law, statute, rule, regulation, judgment, order, writ, injunction, or decree which is binding upon Purchaser which has not been previously obtained.

(d)           To the best of its knowledge, there are no judgments, orders, or decrees of any kind against Purchaser unpaid or unsatisfied of record, nor any actions, suits, or other legal or administrative proceedings pending or, to the best of Purchaser’s actual knowledge, threatened against Purchaser, which would have any material adverse effect on the business or assets or the condition, financial or otherwise, of Purchaser or the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(e)           Purchaser agrees to construct on the Property an historical interpretive center at such time and in such manner as Purchaser deems commercially reasonable.

(f)            Purchaser agrees provide Seller with the current contact information of a company representative for so long as Purchaser owns the Property.

(g)           Purchaser warrants that it will have created 35, on-Property (not remote or virtual) job opportunities within 36 months of the Closing Date. In the event that Buyer does not gernerate such job opportunities, than Buyer shall pay to Seller an additional $250,000.00 to be considered additional Purchase Price and not as a penalty.

(h)           Purchaser warrants that it shall develop and provide documentation of a 10 megawatt data center on the Property by July 1, 2027. Should Purchaser fail to develop a 10 megawatt data center by Juiy 1, 2027, Seller shall have an option to purchase the Property in such terms and conditions as contained in Exhibit G attached hereto.

(i)            The representations and warranties set forth in this Section 6.02 shall be continuing and shall be true and correct in ail material respects as of the Closing Date with the same force and effect as if made at that time. The representations and warranties set forth in this Section 6.02 shall survive the Closing and will not be affected by any investigation, verification, or approval by any party or anyone on behalf of any party to this Agreement.

Section 6.03 Bring Down Certificate. Seller shall deliver a bring down certificate reaffirming the accuracy and truthfulness of each of Seller’s representations and warranties in Section 7.01 (or, if any has ceased to be true, so indicating), and providing that such representations and warranties shall survive the Closing and the delivery of the Deed at Closing in accordance with the terms and conditions of this Agreement.

ARTICLE VII

SELLER’S COVENANTS

Section 7.01 Leases. During the period from the Effective Date until the Closing Date, Seller shah not enter into any new Lease or submit or consider any proposai for a new Lease.

Section 7.02 Maintenance and Repairs. Except with regard to asbestos remediation, during the period from the Effective Date until the Closing Date, Seller shah cause the Property, and the Improvements, to be maintained in substantially the same manner as prior to the date of this Agreement pursuant to Seller’s normal course of business. Seller shahl not cause or make any new irnprovements, alterations, or demolition to the Property.

Section 7.03 Service Contracts. Following the Effective Date, Seller shall not enter into any new Service Contract which is not terminable on thirty (30) days prior notice without Purchaser’s prior written consent, which may be withheld in Purchaser’s sole discretion. On or before the Closing, Seller shall, at its sole cost and expense, terminate ail Service Contracts, except for Chose Service Contracts (including any new Service Contracts entered into by Seller in accordance with this Section 7.03) which Purchaser elects (in its sole discretion) to assume (the “Assumed Contracts”), by written notice to Seller on or before the date that is ten (I0) days before the Closing Date. Notwithstanding the foregoing Seller shall terminate the Management Agreement and any leasing broker listing agreements for die Property effective as of the Closing.

ARTICLE VIII
RISK OF LOSS

Section 8.01 Risk of Loss. If prior to the Closing Date any portion of the Property shall be taken by condemnation or eminent domain or damaged or destroyed by fire or other casualty, neither party shall have the right to cancel this Agreement, except as otherwise provided in Section 8.02 of this Agreement. If this Agreement is not terminated in strict accordance with such Section 8.02, Purchaser shall purchase the Property in accordance with this Agreement, and the Purchase Price shall not be reduced; provided, however, that Selles rights to any award resulting from such taking or any insurance proceeds resulting from sud.’ fire or other casualty shall be assigned by Seller to Purchaser at the Closing. Purchaser shall also receive a credit against the Purchase Price for any deductible applicable under any insurance policy (less any reasonable sums expended by Seller for repair or restoration through the Closing Date).

Section 8.02 Major Talking or Casualty. If prior to the Closing Date any portion of the Property shall be: (a) taken by any condemnation or eminent domain or (b) damaged or destroyed by fire or other casualty which permanently and materially impairs the current use of the Property, then Purchaser may terminate this Agreement by giving Seller and Escrow Agent written notice thereof (“Purchaser’s Termination Notice”) within ten (10) days from the date Purchaser receives written notice of any such taking, fire, or other casualty. Upon receipt of Purchaser’s Termination Notice, the Escrow Agent shall refond to Purchaser the remaining Purchase Price and upon such refond being made, this Agreement shall terminate and neither party shall have any further rights and/or obligations with respect to each other or this Agreement, except for any obligations that expressly survive termination of this Agreement.

ARTICLE IX
NOTICES

Section 9.01 Delivery of Notices. Unless specifically stated otherwise in this Agreement, all notices, demands, consents, approvals, waivers, or other communications (for purposes of this Section 10.01 collectively referred to as “Notices”) shall be in writing and delivered to Purchaser, Seller, or Escrow Agent, at the addresses set forth in Section 10.02, by one of the following methods:

(a)           Personal delivery, whereby delivery is deemed te have occurred at the time of delivery;

(b)           Overnight delivery by a nationally recognized overnight courier company, whereby delivery is deemed to have occurred the Business Day following deposit with the courier;

(c)           Registered or certified mail, postage-prepaid, retint receipt requested, whereby delivery is deemed te have occurred on the third Business Day following deposit with the United States Postal Service; or

(d)           Electronic transmission (facsimile or email) provided that such transmission is completed no later than 5:00 p.m. CST on a Business Day and the original is also sent by personal delivery, overnight delivery or by mail in the manner previously described, whereby delivery is deemed to have occurred at the end of the Business Day on which the electronic transmission is completed.

Section 9.02 Parties’ Addresses.

(a)           Unless changed in accordance with Section 9.02(b) of this Agreement, the addresses for all communications and notices shah be as follows:

If to Seller:

Name:	Cavalier County Job Development Authority
Address:	901 3rd Street, Ste 5
Langdon, ND 58249
Telephone:	701-256-3475
Attention:	Carol Goodman
Email:	goodman@utma.com
Facsimile:	701-256-3536

With a copy to:

Name:	R. Scott Stewart P.C.
Address:	306 9e1 Avenue
Langdon, ND 58249
Telephone:	701-256-2851
Attention:	Scott Stewart
Email:	sstewart@nd.gov
Facsimile:	701-256-2582

If to Purchaser:

Name:	Bitzero ND I, LLC
Address:	2416 Main Street, Ste. 398
Vancouver, BC V5T 3E2
Telephone:	786-790-7721
Attention:	Akbar Shamji, CEO
Email:	Akbar@bitzero.com
Facsimile:	N/A

With a copy to:

Name:	Crowley Fleck PLLP
Address:	100 W. Broadway Ave., Ste. 250
Bismarck, ND 58501
Telephone:	701-223-6585
Attention:	Blaine T. Johnson
Email:	bjohnson@crowleyfleck.com
Facsimile:	701-222-4853

(b)           Any party may, by notice given in accordance with this Article, designate a different address or person for receipt of all communications or notices.

(c)           Any notice under this Agreement may be given by the attorneys of the respective parties who are hereby authorized to do so on their behalf.

ARTICLE X
REMEDIES

Section 10.01 Remedies.

(a)           If Purchaser shall default in the observance or performance of Purchaser’s obligations under this Agreement and the Closing does not occur as a result thereof (a “Purchaser Default”), Seller’s sole and exclusive remedy shall be to retain the Deposit, and any interest earned thereon, as liquidated damages for Purchaser’s Default. Upon payment of the Deposit and any interest earned thereon to Seller, this Agreement shall be terminated and the parties shall be released from further liability to each other hereunder, except for those obligations and liabilities that are expressly stated to survive termination of this Agreement. SELLER AND PURCHASER AGREE THAT IT WOULD BE IMPRACTICAL AND EXTREMELY DIFFICULT TO ESTIMATE THE DAMAGES WHICH SELLER MAY SUFFER UPON A PURCHASER DEFAULT AND THAT THE DEPOSIT AND ANY INTEREST EARNED THEREON, AS THE CASE MAY BE, REPRESENTS A REASONABLE ESTIMATE OF THE TOTAL NET DETRIMENT THAT SELLER WOULD SUFFER UPON A PURCHASER DEFAULT. SUCH LIQUIDATED AND AGREED DAMAGES ARE NOT INTENDED AS A FORFEITURE OR A PENALTY WITHIN THE MEANING OF APPLICABLE LAW.

(b)           If Seller shall default in the performance of any of Seller’s obligations to be performed under this Agreement and the Closing does not occur as a result thereof (a “Seller Default”), Purchaser’s sole and exclusive remedy shall be to either: (i) terminate this Agreement by delivery of written notice to Seller and Escrow Agent, and Escrow Agent or Seller, as applicable, shall retum the Deposit to Purchaser, with the interest earned thereon, if any, whereupon this Agreement shah terminate and neither party shah have any further rights or obligations with respect to each other or this Agreement, except those that are expressly provided in this Agreement to survive the termination hereof; or (ii) continue this Agreement and seek specific performance of Seller’s obligations hereunder, provided that any such action for specific performance must be commenced within One Hundred Eighty (180) days alter such default, and if Purchaser prevails thereunder, Seller shall reimburse Purchaser for all reasonable legal fees, court costs, and all other reasonable costs of such action. Notwithstanding the foregoing, if Seller shah willfully default in its obligation to close the transaction hereunder on the Closing Date and specific performance shall not be a legally available remedy to Purchaser as a result thereof, then Purchaser (x) have the right to receive a return of the Deposit; and (y) be entitled to (and Seller shall reimburse Purchaser for) Purchaser’s Costs (which reimbursement obligation shall survive the termination of this Agreement). The terni “Purchaser’s Costs” is defined for the purpose of this Agreement as the expenses, if any, actually incurred by Purchaser for: (i) title examination, survey, and municipal searches, including the issuance of Purchaser’s Title Cornmitment and any continuation thereof, without issuance of a title insurance policy; (ii) fees paid to Purchaser’s engineer for preparing any environmental and engineering reports with respect to the Property; and (iii) the actual and reasonable third-party costs incurred by Purchaser in connection with the negotiation of this Agreement and Purchaser’s due diligence with respect to the Property, including, without limitation, reasonable attorneys’ fees.

(c) Upon the release of the Deposit, and any interest accrued thereon, to either Purchaser or Seller, as the case may be, and reimbursement of Purchaser’s Costs (if applicable), this Agreement shah be deemed null and void and no party hereto shah have any obligations to, or rights against, the other hereunder, except as expressly provided herein.

ARTICLE XI

CONFIDENTIALITY AND PRESS RELEASE

Section 11.01 Confidentiality. Seller acknowledges that this information constitutes Commercial Information as defined in N.D.C.C. §44-04-18.4 as well as includes records and information pertaining to the prospective location of a business or industry and is exempt under Chapt. 44-04. Subject to any obligations of N.D.C.C. Chapt. 44-04 to disclose information, each party covenants and agrees to keep confidential to the greatest extent possible, (a) the terms or any aspect of this Agreement and the transactions contemplated hereby (the “Confidential Information”); provided, however, that a party may, without consent, disclose the Confidential Information: (i) to its respective advisors, consultants, attorneys, accountants, partners, investors, and lenders (the “Transaction Parties”) without the express written consent of the disclosing party, so long as any such Transaction Parties to whom disclosure is made shah also agree to keep all such information confidential in accordance with the terms hereo£ The foregoing confidentiality obligations shail not apply to the extent that any such Confidential Information is a matter of public record or is provided in other sources readily available to the real estate industry other than as a result of diselosure by a party or its Transaction Parties.

Section 11.02 Return or Destruction of Confidential Information. As of the Closing Date or in the event of a termination of this Agreement, if applicable, such confidentiality shah be maintained by the parties and all Confidential Information in accordance with the written request of either party shah be either promptly: (a) returned to the disclosing party; or (b) destroyed by the nondisclosing party, with any such destruction confirmed in writing.

Section 11.03 No Press Release; Publicity. Prior to the Closing Date: (a) no press releases or public statements shah be issued or made by either Seller or Purchaser with respect to the transactions contemplated by this Agreement; and (b) Purchaser and Seller shah confer and agree on a press release to be issued jointly by Purchaser and Seller disclosing the transaction and the appropriate time for making such release. At no time, whether prior to or following the Closing Date, shah! either Purchaser or Seller issue any press releases (or other public statements) with respect to the transactions contemplated in this Agreement which disclose the Purchase Price or contain any mention of the other Party to this Agreement without the approval of such other Party, which approval may be withheld in such other Party’s sole and absolute discretion.

Section 11.04 Survive. The provisions of this Article shah survive the Closing or earlier termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Governing Law. This Agreement shah be governed and constmed in accordance with the laws of the State of North Dakota.

Section 12.02 Merger; No Representations. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. This Agreement is entered into alter full investigation, no party is relying upon any statement or representation, not set forth in this Agreement, made by any other party.

Section 12.03 No Survival. Except as otherwise provided in this Agreement, no representations, warranties, covenants, or other obligations of Seller set forth in this Agreement shah survive the Closing and no action based thereon shah be cornmenced after the Closing.

Section 12.04 Business Days. Whenever any action must be taken (including the giving of notices) under this Agreement during a certain time period (or by a particular date) that ends or occurs on a nonbusiness day, then such period (or date) shah be extended until the next succeeding Business Day. As used herein, the term “Business Day” shah mean any day other than a Saturday, a Sunday, or a legal holiday on which national banks are not open for general business in the State of North Dakota.

Section 12.05 Modifications and Amendments. This Agreement cannot under any circumstance be modified or amended orally and no agreement shall be effective to waive, change, modify, terminate, or discharge this Agreement, in whole or in part, unless such agreement is in writing and is signed by both Seller and Purchaser.

Section 12.06 Successors and Assigns; Assignment. This Agreement shah be binding upon and shah Mure to the benefit of the parties hereto and their respective heirs or successors and permitted assigns. Purchaser shall have the right to assign, transfer, or convey its rights and obligations under this Agreement or in the Property without the prior written consent of Seller, provided that any assignee shah assume all of Purchaser’s obligations hereunder and succeed to all of Purchaser’s rights and remedies hereunder and written notice to Seller of the assignment and assumption must be delivered to Seller prior to the Closing. If an assignee assumes all of Purchaser’s obligations under this Agreement in writing, then upon the effective date of the assignment of this Agreement to such assignee, Purchaser shall be released from all obligations under this Agreement.

Section 12.07 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect, invalidate, or render unenforceable any other term or provision of this Agreement. tJpon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 12.08 Further Assurances. Each of the parties hereto shah execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby, provided such documents are customarily delivered in real estate transactions in the State of North Dakota and do not impose any material obligations upon any party hereunder except as set forth in this Agreement.

Section 12.09 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shah be an original for ail purposes, but ail such counterparts shah! together constitute but one and the same instrument.

Section 12.10 Headings. The captions or paragraph tities contained in this Agreement are for convenience and reference only and shall not be deemed a part of the text of this Agreement.

Section 12.11 No Waivers. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party providing the waiver. No waiver by either party of any failure or refusai to comply with any obligations under this Agreement shah be deemed a waiver of any other or subsequent failure or refusai to so comply.

Section 12.12 No Offer. This Agreement shah not be deemed an offer or binding upon Seller or Purchaser until this Agreement is fully executed and delivered by Seller and Purchaser.

Section 12.13 Waiver of Jury Trial. SELLER AND PURCHASER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEED1NG, OR COUNTERCLAIM (WHETHER ARISING IN TORT OR CONTRACT) BROUGHT BY SUCH PARTY AGAINST THE OTHER ON ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

Section 12.14 Force Majeure.

(a)           A “Force Majeure Event” is any of the following events: (i) acts of God; (ii) floods, fires, earthquakes, explosions, or other natural disasters; (iii) wars, invasions, hostilities (whether war is declared or not), terrorist threats or acts, riots, or other civil unrest; (iv) governmental authority, proclamations, orders, laws, actions, or requests; (v) epidemics, pandernics, or other national or regional public health states of emergency; (vi) strikes, labor stoppages or slowdowns, or other industrial disturbances; (vii) shortages of supplies, adequate power, or transportation facilities; (viii) the discovery of Hazardous Materials or undisclosed aspects of the Property for so long as such discoveries may be remediated; or (ix) other similar events beyond the reasonable control of the parties.

(b)           Purchaser shah not be liable or responsible to the Seller, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any obligation under this Agreement, when and to the extent such failure or delay is caused by a Force Majeure Event. The failure or inabihity of Purchaser to perform its obligations in this Agreement due to a Force Majeure Event shall be excused for the duration of the Force Majeure Event and extended for a period equivalent to the period of such delay.

Section 12.15 Time of the Essence. The parties hereto acknowledge and agree that, except as otherwise expressly provided in this Agreement, TIME 1S OF THE ESSENCE for the performance of all actions (including, without limitation, the giving of Notices, the delivery of documents, and the funding of money) required or permitted to be taken under this Agreement. However, notwithstanding anything to the contrary herein, whenever action must be taken (including, without limitation, the giving of Notice, the delivery of documents, or the funding of money) under this Agreement prior to the expiration of, by no Jeter than, or on a particular date that is not a Business Day, then such date shall be extended until the immediately following Business Day.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

PURCHASER:
Bitzero ND I, LLC a North Dakota Limited Liability Company

SELLER:
By:
Name: ●
Title: G CC)

C. rer Court ob Development Authority

Name:
Title:

SCHEDULES AND EXHIBITS

EXHIBITS

Exhibit A	Legal Description
Exhibit B	Excluded Personal Property
Exhibit C	Form Warranty Deed
Exhibit D	Form Bill of Sale
Exhibit E	Form Assignment of Warranties
Exhibit F	First Right of Refusai
Exhibit G	Option to Repurchase

EXHIBIT A - LEGAL DESCRIPTION

Lots 1-4, Block 1, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1-7, Block 2, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1, 3, and 4, Block 3, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1-7, Block 4, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Formerly Described as;

A parce’ of land located in the South Half of the Northwest Quarter (SY2NW1/4), in the Southwset Quarter (SWVt), and in the West Half of the Southeast Quarter (WV2SE1/4) all in Section Fourteen (14) and in the Southeast Quarter of the Southeast Quarter (SE’/SE’/) of Section Fifteen (15), all in Townshipt One Hundred Fifty-nine (159) North, Range Sixty (60) West of the Fifth Principle Meridian, Cavalier County, North Dakota, more particularly described as follows:

Beginning at the southwest corner of said Section 14; thence North 88° 12’ 10” East, along the south line of said Section 14, a distance of 3290.09 feet; thence North 01° 34’ 03” West, a distance of 560.08 feet; thence South 88°12’ 56” West, a distance of 250.21 feet; thence North 01°33’ 24” West, a distance of 2080.13 feet, more or less, to the north line of the Southeast Quarter (SE’/) of Section 14; thence South 88°12’ 00” West, along the north line of said Southeast Quarter (SE’/), a distance of 397.89 feet, more or less to the southeast corner of the Northwest Quarter (NW1/4); thence North 01°34’ 30” West, along the east line of said Northwest Quarter (NW1/4), a distance of 705.00 feet; thence South 85°35’ 56” West, a distance of 1548.79 feet; thence South 28° 24’ 14” West, a distance of 444.99 feet; thence South. 67°58’ 57” East, a distance of 235.59 feet; thence South 28°24” 18’ West, a distance of 2551.66 feet; thence South 01°48’ 14” East, a distance of 589.84 feet, more or less, to the south line of Section 15; thence North 88°12’ 29” East, along the south fine of said Section 15, a distance of 183.35 feet, more or less, to the point of beginning.

Excepting therefrom Lot 2, Block 3, Mickelson Data Center, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabient.

EXHIBIT C - FORM WARRANTY DEED

THIS INDENTURE is made this ____ day of_______ , 2022, by and between between Cavalier County Job Development Authority, a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 (“Grantor”), having an address at 901 3rd Street, Ste. 5, Langdon, ND 58249, and Bitzero ND I, LLC, a North Dakota limited liability company (“Grantee”), having an address at 2416 Main Street, Ste. 398, Vancouver, BC V5T 3E2.

For good and valuable consideration, the receipt of which is acknowledged, Grantor does hereby grant, bargain, sell, and convey unto the Grantee, all of Grantor’s right, title and interest in and to the following described real property in in Burleigh County, North Dakota:

Lots 1-4, Block 1, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1-7, Block 2, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1, 3, and 4, Block 3, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

Lots 1-7, Block 4, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.

TO HAVE AND TO HOLD, the same in fee simple forever, together with ail right, title, and interest of Grantor in (i) any and all structures and improvements on the Property; (ii) any land lying in the bed of any street or highway, opened or proposed, in front of or adjoining the Property; and (iii) all easements, rights of way, privileges, licenses, appurtenances and other rights and benefits belonging to, running with the owner of, or in any way related to the Property.

SUBJECT TO (i) building and zoning laws, ordinances, state and federal regulations; (ii) covenants, conditions, restrictions, declarations and easements of record; (iii) conveyances, reservations, and leases of minerai rights appearing in the record; and (iv) real estate taxes and installments of special assessments or assessments for special improvements and liens therefore on the Property for the year of closing and subsequent years (collectively the “Permitted Exceptions”).

AND Grantor covenants with Grantee that Grantor is lawfully seized of the Property in fee simple; that Grantor has good right and lawful authority to sell and convey the Property; that Grantor warrants the title to the Property and will defend the same against the lawful daims of ail others; subject, however, to the Permitted Exceptions.

IN WITNESS WHEREOF, Grantor has set its hand of the day and year first above written.

Cavalier County Job Development Authority

By:__________________________

Name: _______________________

Title: ________________________

STATE OF NORTH DAKOTA
)SS.
COUNTY OF CAVALIER	)

The foregoing instrument was acknowledged before me this___________ day of ___________________________________ 2022, by ___________________________ , the __________________________ of Cavalier County Job Development Authority.

(SEAL)
Notary Public

I certify that the statement of full consideration paid for the property described in this deed is exmept pursuant to N.D.C.C. §1 I -18-02.2(g).

Dated: ______________________
Grantee or Agent

EXHIBIT D - FORM BILL OF SALE

This Bill of Sale is entered into_____________ , 2022 by and between Cavalier County Job Development Authority, a job development authority pursuant to N.D.C.C. Chapt.

11-11.1 (“Seller”), having an address at 901 3rd Street, Ste. 5, Langdon, ND 58249, and Bitzero ND I, LLC, a North Dakota limited liability company (“Buyer”), having an address at 2416 Main Street, Ste. 398, Vancouver, BC VST 3E2. This Bill of Sale is made pursuant to the Purchase and Sale Agreement (the “Agreement”) dated July 18, 2022 by and between Seller and Buyer, to transfer the Personal Property, as fully defined herein. Any capitalized terms used but not defined in this Bill of Sale, if any, have the meaning set Forth in the Agreement.

1.           Conveyance. For good and valuable consideration paid under Section 2.01 of the Agreement, the receipt and adequacy of which Seller hereby acknowledges, Seller hereby irrevocably selfs, assigns, transfers, conveys, grants, bargains, and delivers to Buyer, all of its right, title and interest in and to the inventory, supplies, parts, furniture, fixtures, equipment, machinery, tools, reports, plans, specifications, drawings, surveys, and other tangible personal property of the Seller remaing on the Property (collectively the “Personal Property”).

2.           Disclaimer of Warranties. EXCEPT AS SPECIFICALLY SET FORTH IN THE AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER WITH RESPECT TO THE PERSONAL PROPERTY, INCLUDING ANY (a) WARRANTY OF MERCHANTABILITY; (b) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (d) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE. BY ACCEPTING THIS BILL OF SALE, BUYER ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY MADE BY SELLER, OR ANY OTHER PERSON ON SELLER’S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN THE AGREEMENT.

3.           Governing Law. This Bill of Sale is governed by, and construed in accordante with, the laws of the State of North Dakota, United States of America, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of North Dakota.

IN WITNESS WHEREOF, Seller and Buyer have each duly executed and delivered this Bill of Sale on the date first written above.

SELLER	BUYER

Cavalier County Job Development Authority	Bitzero ND I, LLC

By	By
Name:
Title:

EXHIBIT E - FORM ASSIGNMENT OF PERMITS & LICENSES, WARRANTIES &
GUARANTIES

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the “Agreement”), effective as of f ___________ , 2022 (the “Effective Date”), is by and between Cavalier County Job Development Authority, a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 (“Seller”), having an address at 901 3rd Street, Ste. 5, Langdon, ND 58249, and Bitzero ND I, LLC, a North Dakota limited liability company (“Purchaser”), having an address at 2416 Main Street, Ste. 398, Vancouver, BC V5T 3E2.

WHEREAS, Seller and Purchaser have entered into a certain Purchase and Sale Agreement, dated July 18, 2022 (the “Purchase Agreement”), pursuant to which, among other things, Seller has agreed to assign ail of its rights, titie and interests in, and Buyer has agreed to assume all of Seller’s duties and obligations under, the Assigned Contracts and Warranties (as defined in the Purchase Agreement).

NOW, THEREFORE, in consideration of the mutual covenants, ternis and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Definitions. All capitalized terms used in this Agreement but not otherwise defined herein are given the meanings set forth in the Purchase Agreement.

2.           Assignment and Assumption. Seller hereby sells, assigns, grants, conveys and transfers to Buyer ail of Seller’s right, titie and interest in and to the Assumed Permits and Licenses and Assumed Warranties and Guaranties identified in Section 1.01 of the Purchase Agreement. Buyer hereby accepts such assignment and assumes the Assumed Permits and Licenses and Assumed Warranties and Guaranties.

3.           Terms of the Purchase Agreement. The ternis of the Purchase Agreement, including, but not limited to, the representations, warranties, covenants, agreements and indemnities relating to the Assumed Permits and Licenses and Assumed Warranties and Guaranties are incorporated herein by this reference. The parties hereto acknowledge and agree that the representations, warranties, covenants, agreements and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the ternis of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shah]. govern.

4.           Governing Law. This Agreement shall be governed by and construed in accordance with the internai laws of the State of North Dakota.

5.           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date first above written.

ASSIGNOR
e v Coure Job Development
Auth

Name:
Title:

ASSIGNEE
Bitzero ND I, LC

By:
Name:	AKBAR
Title:	c. Ccl

EXHIBIT F - RIGHT OF FIRST REFUSAL AGREEMENT

THIS RIGHT OF FIRST REFUSAL AGREEMENT (the “Agreement”) is made this Ier day of J«Ly     , 2022, (the “Effective Date”) is entered into between Bitzero ND I, LLC, a North Dakota Limited Liability Company (“Grantor”), and Cavalier County Job Development Authority a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 (“Grantee”).

1.	Property

1.1 Grantor is the owner of real property and improvements thereon located in Cavalier County, North Dakota, legally described in Exhibit A attached hereto (the “Property”):

1.2 Grantors have agreed to grant to Grantee a right of first refusai to acquire the Property upon the terras and conditions herein set forth.

2.	Consideration

2.1 In consideration of the purchase of the Property owned by Grantor, and for the further consideration of Ten Dollars ($10.00) in hand paid to Grantors by Grantee, and other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged by Grantor, the parties hereto agree as hereinafter set forth.

3.	Right of First Refusai

3.1 Grantor, for Grantor and Grantor’s, successors, and assigns, hereby agrees that Grantor will not sell the Property, or any part thereof, without first offering saine to Grantee for purchase. This Agreement creates in Grantee a right of first refusai to purchase the Property, or any part thereof, according to the terms and conditions hereof.

3.2 The right of first refusai granted in Paragraph 3.1 above shall be honored by Grantor and exercised in the following mariner:

(a)       If, at any Lime, Grantors receive a bona fide third-party offer to purchase or otherwise acquire title to the Property, or any part thereof, any contract which may be entered into between Grantors and such bona fide purchaser shall specifically provide that the transaction shall be subject to the right of first refusai set forth in this document.

(b)       In the event that Grantors enter into such contract with a bona fide third-party purchaser, Grantee shah have the prior right to purchase and acquire title to the Property, or the portion thereof described in such contract, at the purchase price paid to Grantee, or a prorated portion thereof plus the cost of any improvements thereto.

(c)       Grantors shah submit to Grantee a copy of the executed contract with the bona fide purchaser, together with duplicate originals executed by Grantors of a contract between Grantors and Grantee, containing the same terms and conditions as the purchase and sale contract with the third-party bona fide purchaser. If, alter the receipt of such documents, Grantee shah fail to exercise Grantee’s right of first refusai by signing and returning to Grantors, within 10 business days of receipt, a signed copy of said contract, together with the earnest money payment therein provided, Grantors shall have the right to conclude the proposed sale and conveyance on the saine terms and conditions, and no other, as in the contract with the bona fide third-party purchaser.

(d)       Grantee’s failure to exercise Grantee’s right of first refusai, or Grantee’s written disclaimer of such right, shall be deemed a waiver and cancellation of such right of first refusai if the proposed sale and conveyance to the same bona fide third-party purchaser is consummated. If the proposed sale and conveyance to the same bona fide third-party purchaser is not consummated, the right of first refusai herein set forth shall not be deemed waived or cancelled but shall remain in full force and effect. Grantee’s failure to exercise, or Grantee’s disclaimer of, such right with respect to any transfer of less than ail of the Property shail not be deemed a waiver of such right with respect to that part of the Property owned by Grantors alter such transfer.

3.3           If any offer made by Grantor according to the terms and conditions herein stated is rejected or is allowed to expire without acceptance by Grantee, Grantee agrees, within 10 days after receipt of a written request from Grantors, to give to Grantor or to any third person Grantor shall designate, a written statement properly signed and acknowledged in recordable form that:

(a)       an offer has been made by Grantor in accordance with the terms and conditions of this Agreement, together with disclosure of the offering price and the terms and conditions of a proposed sale;

(b)       said offer has been rejected by Grantee or has been allowed to expire; and

(c)       Grantor or any designated third person may rely upon such statement by Grantee as evidence of the submission and rejection or expiration of a valid offer made to Grantee pursuant to and in accordance with this Agreement.

3.4           This right of first refusai shah apply to ail transactions involving a conveyance of titie to the Property, or any portion thereof, including but not limited to a purchase, an exchange or any other transfer of an interest in the Property for consideration, other than a lease of no more than one year duration.

4.	Exempt Transfers

4.1           The parties hereto agree that a transfer of the Property, or any portion thereof, shah’ be made only after compliance with ail of the provisions of this Agreement, except that the following transfers shall be exempt from the ternis and conditions of this Agreement to the extent herein provided and subject to ail the other ternis and conditions of this Agreement:

(a)       a transfer to one or more corporations, partnerships, limited liability companies, trusts or other entities in which Grantor or Grantor’s, successors or assigns, have sufficient control to be able to cause said entities at any time to transfer the Property, or portion thereof, to Grantee and fulfill the other obligations of Grantors under the terms and conditions of this Agreement; further, Grantor covenants that during the existence of this Agreement Grantor, or Grantor’s successors or assigns, will continue to retain sufficient control of said entities to be able to cause said entities to transfer the Property or portion thereof, as aforesaid, and to fulfill ail of Grantors’ obligations under this Agreement; and ail certificates evidencing ownership of said entities shall be issued bearing a notation thereon that the transfer thereof is restricted and subject to the terms and conditions of this Agreement; and

(b)       a transfer by foreclosure or deed in lieu of foreclosure to any bona fide mortgagee holding a first or second lien on the Property, provided that any subsequent sale and conveyance of the Property, or any part thereof, by such lienor shall be restricted and subject to the terms and conditions of this Agreement.

4.2          If a transfer is made pursuant to the provisions of Paragraph 4.1 above, the transferee or transferees shall be bound by all the covenants, terms, and conditions of this Agreement to the same extent as the Grantors.

5.	Terni of Existence

5.1         All rights and interests herein created and set forth in this Agreement shall remain in existence and shall constitute a valid encumbrance upon the Property for a period of five (5) years from the Effective Date, and no longer; except that the same shall be extinguished by the occurrence of any one or more of the following events:

(a)       a sale of the entire Property to Grantee pursuant to the exercise of the right of first refusai, as herein provided, and upon compliance by Grantors with ail of the terms and conditions of this Agreement; or

(b)       a sale of the entire Property to any person other than Grantee or those persons mentioned in Paragraph 4.1 above pursuant to and upon compliance by Gr s with ail of the ternis and conditions of this Agreement.

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6.	Miscellaneous

6.1          Ail offers, acceptances, and any other notices or statements contemplated or required by this Agreement shall be sent by certified or registered United States mail, return receipt requested, to the intended recipient thereof at the addresses stated on the first page of this Agreement, or to such other addresses as may be designated in writing by any party or available from a document recorded in the chain of title to the Property. Any periods of time within which action is to be taken hereunder shall commence on the date notice thereof is received.

6.2          Subject to the limitation expressed in Paragraph 5.1 above, this Agreement shah be binding upon and shah inure to the benefit of the heirs, assigns, successors, and personal representatives of the parties hereto.

6.3          This Agreement is made in North Dakota and shall be govemed by and interpreted in accordance with the law of North Dakota.

6.4          A memorandurn of this Agreement shah be recorded in the real property records of the Recorder’s Office in and for Cavalier County, North Dakota.

(Remainder of Page Intentionally Blank)

IN WITNESS WHEREOF, the parties have hereunder set their hands and seals as of the day and year first above written.

GRANTOR:
Bitzero ND I, LLC

By:
Name:
Title:

GRANTEE:
Cavalier County Job Development Authority

By:
Name:
Title:

STATE OF NORTH DAKOTA	)
)SS.
COUNTY OF CAVALIER	)

The foregoing instrument was acknowledged before me this         day of ______ 2022, by____________________________ , the_________________________ of Cavalier County Job Development Authority.

(SEAL)
Notary Public

STATE OF NORTH DAKOTA	)
)SS.
COUNTY OF CAVALIER	)

The foregoing instrument was acknowledged before me this      day of ________________________ 5 2022, by____________________________ , the_________________________ of Bitzeron ND I, LLC.

(SEAL)
Notary Public

LIMITED OPTION AGREEMENT

This OPTION AGREEMENT (this “Agreement”) dated as of the day of_______ ______       , 2022 (the “Effective Date”) is entered into between Bitzero ND I, LLC, a North Dakota Limited Liability Company (“Optionor”), and Cavalier County Job Development Authority a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 (“Optionee”).

WHEREAS, Optionor is the owner of that certain real property located on 81st Street, City of Nekoma, County of Cavalier, and State of North Dakota, which is more particularly described in Exhibit A attached hereto (the “Property”); and

WHEREAS, Optionor wishes to grant te Optionee, and Optionee wishes to obtain from Optionor, a limited and exclusive option to purchase the Property, subject to the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

6.          Grant of Option. Optionor hereby grants to Optionee a limited, exclusive option to purchase the Property on the terms and conditions set out in this Agreement (the “Option”).

7.          Triggering Event. Optionor has Purchased the Property from Optionee as of the Effective Date with the intent of developing the Property. In the event that Optionor has failed to Develop the Property by July 1, 2027, Optionee shah have the right to purchase the Property from Optionor. “Develop” shah be defined as constructing a 10 MegaWatt Data Center on the Property.

8.          Option Term. In the event that Optionor Develops the Property before July 1, 2027, this Option shah automatically terminate without notice to Optionee and Optionor may place of record a release of Option. In the event that Optionor fails to Develop the Property on or before July 1, 2027, the terrn of the Option (the “Option Term”) shah commence at 12:00 am CST on July 2, 2027 and automatically expire at 11:59 pm CST on October 1, 2027 (the “Option Termination Date”), unless duly extended, exercised, or sooner terminated as provided in this Agreement.

9.          Exercise of Option. At any time during the Option Term, Optionee may exercise the Option by timely sending Optionor a written notice of Optionee’s intention to exercise the Option (the “Exercise Notice”) accompanied by an executed Purchase and Sale Agreement setting forth the ternis of the purchase (the “Purchase Agreement”). Optionor shah promptly execute the Purchase Agreement and return a executed original to Optionee. If Optionee does not timely exercise the Option in the manner described herein on or before the Option Termination Date, the Option will automatically terminate. Thereafter, neither party shah have any further obligations hereunder except for those obligations that expressly survive termination of this Agreement.

10.       Purchase Price & Ternis. If Optionee exercises the Option, the purchase price shail be equal to the total compensation that Optionee has received from Optionor for the purchase of the Property. Optionee shah acquire the property in its “AS-IS and with all faults condition.” The Optionee shall close on the transaction within 60 days of both parties executing the Purchase Agreement. Optionor shall have the right to remove any of its personal property and any fixtures that it installed on the Property alter the Effective Date.

11.       Assignment of Option. This Agreement shah be binding upon and shah mure to the benefit of the parties hereto and their respective heirs or successors and permitted assigns. Optionee may not assign its interest under this Agreement without the prior written consent of Optionor, which the Optionor may withhold in its sole discretion.

12.       Memorandum of Option Agreement. Concurrently with the execution and delivery of this Agreement, Optionor and Optionee shah execute and acknowledge a Memorandum of Option Agreement in substantially the form attached as Exhibit B, which Optionee, at its sole cost and expense, is authorized to record in the Office of the Cavalier County Recorder, North Dakota.

13.       Counterparts. This Agreement may be executed in multiple counterparts, each of which shah be deemed an original and all of which when taken together shall constitute one and the same document.

14.       Time of Essence. Optionor and Optionee hereby acknowledge and agree that time is strictly of the essence with respect to each and every term, condition, obligation, and provision hereof and that failure to timely perform any of the ternis, conditions, obligations, or provisions hereof by either party shall constitute a material breach of and a non-curable (but waivable) default under this Agreement by the party so failing to perform.

15.       Entire Agreement; No Representations. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. This Agreement is entered into alter full investigation by each party and neither party is relying upon any statement or representation made by the other party not set forth in this Agreement.

16.       Governing Law. This Agreement shah be governed by and construed in accordance with the laws of the State of North Dakota.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Optionor and Optionee hereto have executed this Agreement as of the Effective Date.

OPTIONOR:
Bitzero ND I, LLC

By:
Name:
Title: CEO

OP NEE:
Cav. r Coun ev 1 purent Authority

Name:
Title:

STATE OF NORTH DAKOTA
)SS.
COUNTY OF CAVALIER

The foregoing instrument was acknowledged before me this day of Vt cY ____________________________ , 2022, by SLt34a Aer &tac /(d5--fr , the Ceniit ieerce of Cavalier County Job Development Authority.

(SEAL)
Notary Public

STATE OF NORTH DAKOTA	)
)SS.
COUNTY OF CAVALIER

The foregoing instrument was acknowledged before me this ,1;fr day of _______ 2022, by ..           S’W/1”/          , the                 ehe.:0 of Bitzeron ND I, LLC.

(SEAL)	E : D
NotaryVPublic